Exhibit 99.1

argenx to Present New Data at 2026 AAN Annual Meeting that Continue to Transform Patient Outcomes in MG and CIDP and Build Upon Strength of Pipeline

•	Positive results from Phase 3 ADAPT OCULUS study show VYVGART’s potential as the first targeted treatment for patients living with ocular MG

•	Additional data from ADAPT SERON – the largest study of patients with gMG who do not have detectable AChR-Ab – demonstrate VYVGART’s efficacy and safety across subtypes

•	New biomarker analysis, real-world evidence and post-hoc insights highlight VYVGART’s expanding treatment approach in CIDP

March 6, 2026, 7:00 AM CEST

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, will present data for VYVGART® (IV: efgartigimod alfa-fcab and SC or Hytrulo: efgartigimod alfa and hyaluronidase-qvfc) and pipeline candidates empasiprubart and adimanebart at the 2026 American Academy of Neurology (AAN) Annual Meeting in Chicago from April 18-22, 2026.

“The data we will present at AAN, including new Phase 3 results in ocular myasthenia gravis, demonstrate our relentless efforts to deliver a targeted treatment option to as many patients living with MG as possible,” said Luc Truyen, M.D., Ph.D., Chief Medical Officer, argenx. “We are also advancing our pipeline across two new mechanisms of action, aiming to deliver precision therapies for several neurological diseases with high unmet need.”

Notable myasthenia gravis (MG) data supporting our pursuit of the broadest label for MG patients to be presented include:

•	Data from the Phase 3 ADAPT OCULUS study, the first registrational study specifically designed to evaluate a targeted therapy for ocular myasthenia gravis (oMG), confirm the therapeutic potential of VYVGART in adults with oMG, marking an important step forward to expand targeted treatment options for these patients.

•	Data from Phase 3 ADAPT SERON and ADAPT Jr studies support the use of VYVGART across broader patient populations, including patients with generalized myasthenia gravis (gMG) who do not have detectable anti-acetylcholine receptor antibodies (AChR-Ab) across three subtypes – MuSK+, LRP4+, and triple seronegative gMG, as well as in adolescents with gMG.

•	Additional MG presentations further characterize the long-term safety and efficacy of VYVGART across both trial and real-world settings, as well as sustained clinical benefit across dosing patterns.

In chronic inflammatory demyelinating polyneuropathy (CIDP), argenx will highlight results from an ADHERE post hoc analysis in treatment-naïve patients that underscore VYVGART Hytrulo’s impact in this underserved population and support its use earlier in the treatment paradigm. Real-world insights will further illustrate physician approaches to transitioning patients from IVIg to VYVGART Hytrulo to support positive patient outcomes. Featured research also includes ADHERE neurofilament light chain (NfL) data from the most comprehensive dataset to date, advancing CIDP innovation by exploring this potential biomarker of disease.

Additional results from the ARGX-119 Phase 1b trial evaluating adimanebart in patients with DOK7 congenital myasthenic syndromes (CMS) will also be shared, providing proof-of-concept support based on a favorable safety profile and consistent functional improvements across multiple efficacy measures.

Details for oral and poster presentations at AAN are as follows:

Title	Lead Author	Presentation
Myasthenia Gravis (MG)
Efficacy and Safety of Efgartigimod in Anti-acetylcholine Receptor Antibody–Negative Generalized Myasthenia Gravis: Initial Results of ADAPT SERON	James F. Howard Jr.	Oral Presentation #008 S14: Updates on Myasthenia Gravis Monday, April 20 2:24 p.m. CT
Results from the ADAPT JR Study Investigating Intravenous Efgartigimod in Juvenile Generalized Myasthenia Gravis	Abigail N. Schwaede	Oral Presentation #002 S19: Emerging Therapies in Child Neurology Monday, April 20 3:42 p.m. CT
Efficacy and Safety of Subcutaneous Efgartigimod PH20 Administered by Prefilled Syringe in Adults With Ocular Myasthenia Gravis: Interim Results of ADAPT OCULUS Part A	Vern C. Juel	Poster #022 P9: Neuromuscular and Clinical Neurophysiology (EMG): Myasthenia Gravis Clinical Trials Tuesday, April 21 5-6 p.m. CT
Sustained Clinical Efficacy and Long-term Safety of Intravenous Efgartigimod for Generalized Myasthenia Gravis: Part B of ADAPT NXT	Arjun Seth	Poster #003 P9: Neuromuscular and Clinical Neurophysiology (EMG): Myasthenia Gravis Clinical Trials Tuesday, April 21 5-6 p.m. CT
Long-term Safety and Efficacy of Subcutaneous Efgartigimod PH20 in Adult Participants With Generalized Myasthenia Gravis: Final Results of the ADAPT-SC+ Study	Claire Wan-Yi Huang	Poster #002 P9: Neuromuscular and Clinical Neurophysiology (EMG): Myasthenia Gravis Clinical Trials Tuesday, April 21 5-6 p.m. CT
Design of a Phase 2a Study to Evaluate the Safety, Efficacy, and Tolerability of Intravenous Empasiprubart as an Add-On Therapy to Intravenous Efgartigimod in Adult Participants With Generalized Myasthenia Gravis	Jeff Guptill	Poster #021 P9: Neuromuscular and Clinical Neurophysiology (EMG): Myasthenia Gravis Clinical Trials Tuesday, April 21 5-6 p.m. CT

Safety and Effectiveness of Efgartigimod in Japanese Patients With Generalized Myasthenia Gravis by Serological Profiles: Analysis of Post-marketing Surveillance	Hirofumi Teranishi	Poster #006 P9: Neuromuscular and Clinical Neurophysiology (EMG): Myasthenia Gravis Clinical Trials Tuesday, April 21 5-6 p.m. CT
Assessing Efgartigimod Dosing Patterns and Myasthenia Gravis Activities of Daily Living Outcomes in Clinical Practice: Results From a Large Patient Support Program Database in the United States	Pushpa Narayanaswami	Poster #020 P11: Neuromuscular and Clinical Neurophysiology (EMG): Myasthenia Gravis Treatments Wednesday, April 22 11:45 a.m.-12:45 p.m. CT
Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)
Impact of Subcutaneous Efgartigimod PH20 on Treatment-naïve Participants With Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP) in the ADHERE Trial: Post Hoc Analyses	Hans Katzberg	Poster #002 P1: Neuromuscular and Clinical Neurophysiology (EMG): Autoimmune Neuropathies Sunday, April 19 8-9 a.m. CT
Serum NfL Z-score as a Biomarker of Disease Severity and Treatment History in the Largest CIDP Cohort to Date: Insights from the ADHERE Trial	Roger Collet Vidiella	Poster #004 P7: Neuromuscular and Clinical Neurophysiology (EMG): Peripheral Nerve Disorders Tuesday, April 21 8-9 a.m. CT
Physician Insights on Transitioning Patients With Chronic Inflammatory Demyelinating Polyradiculoneuropathy From Intravenous Immunoglobulin to Subcutaneous Efgartigimod PH20	Jamie Aldridge	Poster #016 P7: Neuromuscular and Clinical Neurophysiology (EMG): Peripheral Nerve Disorders 8-9 a.m. CT
Characteristics of Real-world Patients With Chronic Inflammatory Demyelinating Polyradiculoneuropathy Initiating Subcutaneous Efgartigimod in United States	Nadia Zaveri	Poster #013 P7: Neuromuscular and Clinical Neurophysiology (EMG): Peripheral Nerve Disorders Tuesday, April 21 8-9 a.m. CT
Beyond Disability: The Burden of Fatigue in CIDP	Swapna Karkare	Poster #007 P1: Neuromuscular and Clinical Neurophysiology (EMG): Autoimmune Neuropathies Sunday, April 19 8-9 a.m. CT
Real-world Effectiveness and Use of Efgartigimod in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: ADHERE REAL Study Design	Chafic Karam	Poster #011 P6: Neuromuscular and Clinical Neurophysiology (EMG): Peripheral Nerve and Other Neuromuscular Disorders Monday, April 20 5-6 p.m. CT

Empasiprubart Versus Placebo in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: EMNERGIZE Phase Three Study Design	Thomas H. Brannagan	Poster #021 P1: Neuromuscular and Clinical Neurophysiology (EMG): Autoimmune Neuropathies Sunday, April 19 8-9 a.m. CT
Empasiprubart vs Immunoglobulin in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: EMVIGORATE Phase Three Study Design	Simon Rinaldi	Poster #022 P1: Neuromuscular and Clinical Neurophysiology (EMG): Autoimmune Neuropathies Sunday, April 19 8-9 a.m. CT
Congenital Myasthenic Syndromes (CMS)
Phase 1b Study of the Safety, Tolerability, Pharmacokinetics, Immunogenicity, and Efficacy of ARGX-119 in Participants with DOK7 Congenital Myasthenic Syndromes	Nancy L. Kuntz	Oral Presentation #007 S32: General Neurology 1 Tuesday, April 21 4:42 p.m. CT
Multiple Disease Areas
Efgartigimod is a Unique FcRn Blocker That Allows IgG Reduction Without Broad Inhibition of Immune Responses	Kristin Heerlein	Poster #008 P3: Autoimmune Neurology: Inflammatory NOS 1 Sunday, April 19 5-6 p.m. CT

More information on the data presented at the 2026 AAN Annual Meeting can be found here.

Important Safety Information

What is VYVGART® (efgartigimod alfa-fcab)?

VYVGART is a prescription medicine used to treat a condition called generalized myasthenia gravis, which causes muscles to tire and weaken easily throughout the body, in adults who are positive for antibodies directed toward a protein called acetylcholine receptor (anti-AChR antibody positive).

IMPORTANT SAFETY INFORMATION

Do not use VYVGART if you have a serious allergy to efgartigimod alfa or any of the other ingredients in VYVGART. VYVGART can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

VYVGART may cause serious side effects, including:

•	Infection. VYVGART may increase the risk of infection. The most common infections were urinary tract and respiratory tract infections. Signs or symptoms of an infection may include fever, chills, frequent and/or painful urination, cough, pain and blockage of nasal passages/sinus, wheezing, shortness of breath, fatigue, sore throat, excess phlegm, nasal discharge, back pain, and/or chest pain.

•	Allergic Reactions (hypersensitivity reactions). VYVGART can cause allergic reactions such as rashes, swelling under the skin, and shortness of breath. Serious allergic reactions, such as trouble breathing and decrease in blood pressure leading to fainting have been reported with VYVGART.

•	Infusion-Related Reactions. VYVGART can cause infusion-related reactions. The most frequent symptoms and signs reported with VYVGART were high blood pressure, chills, shivering, and chest, abdominal, and back pain.

Tell your doctor if you have signs or symptoms of an infection, allergic reaction, or infusion-related reaction. These can happen while you are receiving your VYVGART treatment or afterward. Your doctor may need to pause or stop your treatment. Contact your doctor immediately if you have signs or symptoms of a serious allergic reaction.

Before taking VYVGART, tell your doctor if you:

•	take any medicines, including prescription and non-prescription medicines, supplements, or herbal medicines,

•	have received or are scheduled to receive a vaccine (immunization), or

•	have any allergies or medical conditions, including if you are pregnant or planning to become pregnant, or are breastfeeding.

What are the common side effects of VYVGART?

The most common side effects of VYVGART are respiratory tract infection, headache, and urinary tract infection.

These are not all the possible side effects of VYVGART. Call your doctor for medical advice about side effects. You may report side effects to the US Food and Drug Administration at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART and talk to your doctor.

Important Safety Information

What is VYVGART HYTRULO® (efgartigimod alfa and hyaluronidase-qvfc)?

VYVGART HYTRULO is a prescription medicine used to treat adults with:

•	generalized myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) antibody positive.

•	chronic inflammatory demyelinating polyneuropathy (CIDP).

It is not known if VYVGART HYTRULO is safe and effective in children.

IMPORTANT SAFETY INFORMATION

Do not take VYVGART HYTRULO if you are allergic to efgartigimod alfa, hyaluronidase, or any of the ingredients in VYVGART HYTRULO. VYVGART HYTRULO can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

Before taking VYVGART HYTRULO, tell your healthcare provider about all of your medical conditions, including if you:

•	have an infection or fever.

•	have recently received or are scheduled to receive any vaccinations.

•	have any history of allergic reactions.

•	have kidney (renal) problems.

•	are pregnant or plan to become pregnant. It is not known whether VYVGART HYTRULO will harm your unborn baby.

o	Pregnancy Exposure Registry. There is a pregnancy exposure registry for women who use VYVGART HYTRULO during pregnancy. The purpose of this registry is to collect information about your health and your baby. Your healthcare provider can enroll you in this registry. You may also enroll yourself or get more information about the registry by calling 1-855-272-6524 or going to VYVGARTPregnancy.com

•	are breastfeeding or plan to breastfeed. It is not known if VYVGART HYTRULO passes into your breast milk.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

VYVGART HYTRULO can cause side effects which can be serious, including:

•	Infection. VYVGART HYTRULO may increase the risk of infection. If you have an active infection, your healthcare provider should delay your treatment with VYVGART HYTRULO until your infection is gone. Tell your healthcare provider right away if you get any of the following signs and symptoms of an infection: fever, chills, frequent and painful urination, cough, pain and blockage or nasal passages, wheezing, shortness of breath, sore throat, excess phlegm, nasal discharge.

•	Allergic reactions (hypersensitivity reactions). VYVGART HYTRULO can cause allergic reactions that can be severe. These reactions can happen during, shortly after, or weeks after your VYVGART HYTRULO injection. Tell your healthcare provider or get emergency help right away if you have any of the following symptoms of an allergic reaction: rash, swelling of the face, lips, throat, or tongue, shortness of breath, hives, trouble breathing, low blood pressure, fainting.

•	Infusion or injection-related reactions. VYVGART HYTRULO can cause infusion or injection-related reactions. These reactions can happen during or shortly after your VYVGART HYTRULO injection. Tell your healthcare provider if you have any of the following symptoms of an infusion or injection-related reaction: high blood pressure, chills, shivering, chest, stomach, or back pain.

The most common side effects of VYVGART HYTRULO include respiratory tract infection, headache, urinary tract infection, and injection site reactions.

These are not all the possible side effects of VYVGART HYTRULO. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART HYTRULO and talk to your doctor.

About VYVGART and VYVGART Hytrulo

VYVGART® (efgartigimod alfa fcab) is a first-in-class human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. VYVGART® Hytrulo is a subcutaneous combination of efgartigimod alfa (VYVGART) and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. VYVGART is approved for generalized myasthenia gravis (gMG) and immune thrombocytopenia (Japan only). VYVGART Hytrulo is approved for gMG and chronic inflammatory demyelinating polyneuropathy (CIDP). VYVGART Hytrulo may be marketed under different proprietary names in other regions.

About Empasiprubart

Empasiprubart (ARGX-117) is a novel humanized monoclonal antibody that binds C2 and blocks activation of both the classical and lectin pathways of the complement cascade. By blocking complement activity upstream of C3 and C5, empasiprubart has the potential to reduce tissue inflammation and cellular damage, representing a broad pipeline opportunity across multiple severe autoimmune indications. In addition to multifocal motor neuropathy, argenx is evaluating empasiprubart in delayed graft function following kidney transplant, and chronic inflammatory demyelinating polyneuropathy (CIDP).

About Adimanebart

Adimanebart (ARGX-119) is a first-in-class humanized agonist monoclonal antibody (mAb) that specifically targets and activates muscle-specific tyrosine kinase (MuSK) to promote maturation and stabilization of the neuromuscular junction (NMJ). It is a mAb derived from llamas and discovered using the argenx SIMPLE Antibody™ platform technology. Adimanebart is being developed for patients with neuromuscular disease, including congenital myasthenic syndromes (CMS), amyotrophic lateral sclerosis (ALS) and spinal muscular atrophy (SMA). Adimanebart was developed through argenx’s IIP program in collaboration with the world’s leading key opinion leaders on MuSK and the NMJ, Professor Steven J. Burden from MGH, Professor Shohei Koide from NYU and Professor Jan Verschuuren and Associate Professor Maartje Huijbers from LUMC.

About Generalized Myasthenia Gravis (gMG)

Generalized myasthenia gravis (gMG) is a rare and chronic autoimmune disease where IgG autoantibodies disrupt communication between nerves and muscles, causing debilitating and potentially life-threatening muscle weakness. Approximately 85% of people with MG progress to gMG within 24 months, where muscles throughout the body may be affected. Patients with confirmed AChR antibodies account for approximately 85% of the total gMG population.

About Ocular Myasthenia Gravis (oMG)

Ocular myasthenia gravis (oMG) is a rare and chronic autoimmune disease characterized by muscle weakness limited to the muscles controlling the eyes and eyelids. Symptoms commonly include ptosis (drooping eyelids), diplopia (double vision), and fluctuating visual disturbance that can impair daily activities. Approximately 80% of myasthenia gravis (MG) patients initially present with ocular symptoms, and up to 92% experience ocular involvement at some point during the course of disease. While many progress to generalized myasthenia gravis (gMG), in 15–25% of patients, weakness remains restricted to the ocular muscles. oMG is driven by pathogenic IgG autoantibodies that disrupt communication at the neuromuscular junction. Despite the functional and quality-of-life burden associated with persistent ocular symptoms, there are currently no approved targeted therapies specifically for oMG. Treatment approaches often rely on symptomatic therapies and generalized immunosuppression, underscoring the need for additional therapeutic options for this distinct MG population.

About Generalized Myasthenia Gravis (gMG) without detectable AChR-Ab

Generalized myasthenia gravis (gMG) is a rare, chronic, neuromuscular autoimmune disease caused by pathogenic IgGs targeting the neuromuscular junction (NMJ), resulting in impaired neuromuscular transmission and debilitating and potentially life-threatening muscle weakness and chronic fatigue. Approximately 80% of patients with gMG have detectable antibodies against the AChR in sera, and these patients are diagnosed as AChR-Ab seropositive gMG. Approximately 20% of patients with gMG do not have detectable serum antibodies directed against AChR. These patients may have detectable autoantibodies targeting other NMJ proteins, such as muscle-specific tyrosine kinase (MuSK) and low-density lipoprotein receptor-related protein 4 (LRP4), or others. Anti-MuSK antibodies are detected in approximately 1-10% of patients with gMG, while anti-LRP4 antibodies are detected in approximately 1-5% of patients with gMG. About 10% of patients do not have any detectable autoantibodies against AChR, MuSK or LRP4. These triple seronegative patients have historically been excluded from studies and have a higher disease burden and unmet medical need compared to patients with detectable autoantibodies. Currently, there are no approved treatments available for patients with anti-LRP4 antibodies or for triple seronegative patients.

About Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP)

Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP) is a rare and serious autoimmune disease of the peripheral nervous system. CIDP is a heterogenous disease involving different yet overlapping pathways and a varied disease course. There is increasing evidence that IgG antibodies and the complement system play a key role in the damage to the peripheral nerves. People with CIDP experience fatigue, muscle weakness and a loss of feeling in their arms and legs that can worsen over time or may come and go. These symptoms can significantly impair a person's ability to function in their daily lives. Without treatment, one-third of people living with CIDP will need a wheelchair.

About Congenital Myasthenic Syndromes (CMS)

Congenital Myasthenic Syndromes (CMS) are an ultra-rare and heterogenous group of congenital neuromuscular disorders caused by genetic defects that are essential for the integrity of the neuromuscular junction. Early age of onset and fatigable muscle weakness are considered clinical hallmarks of CMS. Muscle weakness can be debilitating and life-threatening causing difficulties in speaking or swallowing, impaired or absent mobility, proximal arm and leg weakness, and respiratory insufficiency. DOK7 variations are one of the more frequent and severe causes of CMS, accounting for approximately 24% of CMS cases. There are no approved treatments. The prevalence of CMS is estimated to be 5 per 1M (DOK7-CMS estimated to be 1.2 per 1M).

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit  www.argenx.com  and follow us on LinkedIn, Instagram, Facebook, and YouTube.

Media:

Colin McBean

cmcbean@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com

FORWARD LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “build,” “commit,” “continue,” “potential,” and “will,” and include statements argenx makes concerning its plan to present certain new data at 2026 AAN Annual Meeting (including data for VYVGART and pipeline candidates empasiprubart and adimanebart) that continue to transform patient outcomes in myasthenia gravis (MG) and chronic inflammatory demyelinating polyneuropathy (CIDP) and build upon strength of pipeline; VYVGART’s potential as the first targeted treatment for patients living with ocular MG; VYVGART’s expanding treatment approach in CIDP; its advancement of its pipeline across two new mechanisms of action with an aim to deliver precision therapies for several neurological diseases with high unmet need; its plan to present myasthenia gravis (MG) data supporting its pursuit of the broadest label for MG patients, including: (1) data from the Phase 3 ADAPT OCULUS study, demonstrating the therapeutic potential of VYVGART in adults with oMG and the potential expansion of targeted treatment options for these patients, marking an important step forward to expand targeted treatment options for these patients; (2) data from Phase 3 ADAPT SERON and ADAPT Jr studies, supporting the use of VYVGART across broader patient populations, including patients with generalized myasthenia gravis (gMG) who do not have detectable anti-acetylcholine receptor antibodies (AChR-Ab) across three subtypes – MuSK+, LRP4+, and triple seronegative gMG, as well as in adolescents with gMG; and (3) additional MG presentations further characterizing the long-term safety and efficacy of VYVGART across both trial and real-world settings, as well as sustained clinical benefit across dosing patterns; its plan to highlight results from an ADHERE post hoc analysis in treatment-naïve patients with chronic inflammatory demyelinating polyneuropathy (CIDP) that underscore VYVGART Hytrulo's impact in this underserved population and support its use earlier in the treatment paradigm; its intent to use real-world insights to further illustrate physician approaches to transitioning patients from IVIg to VYVGART Hytrulo to support positive patient outcomes; its plan to present featured research which includes ADHERE neurofilament light chain (NfL) data from the most comprehensive dataset to date, advancing CIDP innovation by exploring this potential biomarker of disease; its plan to share additional results from the ARGX-119 Phase 1b trial evaluating adimanebart in patients with DOK7 congenital myasthenic syndromes (CMS), providing proof-of-concept support based on a favorable safety profile and consistent functional improvements across multiple efficacy measures; argenx’s relentless efforts to deliver a targeted treatment option to as many patients living with MG as possible; its commitment to improve the lives of people suffering from severe autoimmune diseases; its aim to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines; its commercialization of the first approved neonatal Fc receptor (FcRn) blocker and evaluation of its broad potential in multiple serious autoimmune diseases; and its advancement of several earlier stage experimental medicines within its therapeutic franchises. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.